UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

WELLS-GARDNER ELECTRONICS CORPORATION

(Exact name of registrant as specified in its charter)

Illinois	1-8250	36-1944630
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

9500 West 55th Street Suite A, McCook, Illinois		60525-3605
(Address of principal executive offices)		(Zip Code)

James F. Brace		1-708-290-2100
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Wells Gardner Electronics Corporation has conducted a good faith investigation of manufactured products for the calendar year 2013 to determine if these products contain certain “Conflict Minerals” and derivatives originating in the Democratic Republic of the Congo or its surrounding areas including tin, tantalum, tungsten and gold. Our suppliers and contractors were surveyed to determine the country of origin of any tin, tantalum, tungsten and gold minerals used in the components and material used in the fabrication of our products in order to determine if any material contain “Conflict Minerals”.

A copy of the “EICC - Conflict Minerals Template” is a summary of our survey of 62 suppliers. The EICC document for our company is attached to this document or it can be accessed on our web site at http://www.wellsgardner.com. As a result of our survey we identified use of at least 152 smelters

Conflict Minerals Process

Three of Wells Gardner’s customers requested an analysis of the video display products supplied by Wells Gardner to determine if tin, tantalum, tungsten and gold is used in those products and the countries of origin of those minerals. The resulting survey accounted for about 40% of our finished goods production. The materials used in the fabrication of our other video display products are similar and sourced from the same suppliers as those sourced for the three customers solicited and reviewed in detail. Based on this fact it would be fair judgment to assume all of our products are in compliance.

Our suppliers were requested to obtain completed copies of the “EICC (Electronics Industry Citizenship Coalition) Conflict Reporting Template” for all material used in the fabrication of our products. These documents identify the manufacturer, usage of the four identified “Conflict Minerals” and the smelter source including any compliant certification ID numbers.

Upon receipt of the “EICC Conflict Reporting Templates”, they are reviewed for completeness and accuracy. Wells Gardner uses the “IPoint Conflict Minerals (IPCMP)” web based software to determine accuracy, completeness and consolidation of data. The software database is updated continuously using the “CFSI Conflict Free Sourcing Initiative” database. The submitted “EICC Conflict Reporting Templates” are uploaded to the “IPCMP”. The “IPCMP” generates a report identifying errors in the uploaded “EICC Conflict Reporting Template”. The supplier is notified of any errors and requested to resubmit a corrected form. The corrected form is uploaded to the “IPCMP” and re-verified.

In our survey 152 smelters were identified. 82% were certified as compliant by the EICC / CFSI and 18% were of unknown origins. None of the surveys received indicated usage of any of the four “Conflict Minerals” from Democratic Republic of the Congo or its surrounding areas.

Wells Gardner’s Conflict Minerals Process will be updated on an annual basis.

Item 1.02 - Exhibit

The “Conflict Minerals Report” required by item 1.01 is filed as Exhibit 1.02 to this form SD as “Company Wide Wells Gardner-2014-06-02.xlsx”.

Section 2 – Exhibits

Item 2.01- Exhibit “Conflict Minerals Report” required by 1.02 is filed as Exhibit 2.01 to this form SD as “Wells Gardner Supply Chain Conflict Materials Policy.docx”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

(Registrant)

By (Signature and Title)*	(Date)
*Print name and title of the registrant’s signing executive officer under his or her signature.